EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/16/2018	6/17/2017
Earnings:
Income before income taxes	$4,557	$4,495
Unconsolidated affiliates’ interests, net	(82)	(54)
Amortization of capitalized interest	2	3
Interest expense (a)	602	517
Interest portion of rent expense (b)	114	109
Earnings available for fixed charges	$5,193	$5,070

Fixed Charges:
Interest expense (a)	$602	$517
Capitalized interest	7	6
Interest portion of rent expense (b)	114	109
Total fixed charges	$723	$632

Ratio of Earnings to Fixed Charges (c)	7.18	8.02

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.